                                                                EXHIBIT (a)(7)

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated December 29, 2000, and the related Letter of Transmittal (and any amendments or supplements thereto) and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of MIPLI Acquisition Corp. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                       of
                             PLM International, Inc.
                                       at
                                 $3.46 Per Share
                                       by
                            MILPI Acquisition Corp.,
                          a wholly-owned subsidiary of
                               MILPI Holdings, LLC
                                     and by
         AFG Investment Trust A, AFG Investment Trust B, AFG Investment
                        Trust C, AFG Investment Trust D,
                   AFG ASIT Corporation, Equis II Corporation,
                             and Semele Group, Inc.

  MILPI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of MILPI Holdings, LLC (the "Purchaser"), is offering to purchase any and all outstanding shares of the common stock, par value $.01 per share (the "Shares"), of PLM International, Inc., a Delaware corporation (the "Company") that are issued and outstanding, at a purchase price of $3.46 per share in cash and without interest. The Offer is being made by the Purchaser and a group of offerors including MILPI Holdings, LLC, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis II Corporation and Semele Group, Inc. (collectively, the "offerors") upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2000 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON TUESDAY, FEBRUARY 6, 2001, UNLESS THE OFFER IS EXTENDED.

  The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least 50.1% of the Company's outstanding common stock, or 3,784,810 shares (subject to adjustments for stock splits, stock dividends, recapitalizations and similar events) (including any shares of common stock owned by the Purchaser or any affiliate of the Purchaser on the date such shares are purchased pursuant to the Offer) and (ii) the waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions contained in the Offer to Purchase.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 22, 2000 (the "Merger Agreement"), between the Purchaser and the Company. The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest, in the Company. The Merger Agreement provides that, among other things, the Purchaser will make the Offer and that, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("Delaware law"), the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and other than Shares held by stockholders who shall have properly exercised their appraisal rights under Delaware law) shall be canceled and converted automatically into the right to receive $3.46 per share of common stock in cash, without interest.

  The Board of Directors of the Company: (i) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company's stockholders, (ii) has approved and adopted the Merger Agreement and the transactions and related agreements contemplated thereby, including each of the Offer and the Merger, and (iii) has recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to Mellon Investor Services LLC (the "Depositary") of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares properly tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Depository Trust Company ("DTC") pursuant to the procedures set forth in the Offer to Purchase,
(2) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal.

  The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, February 6, 2001, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open by giving written notice of such extension to the Depositary. Any such extension will be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date (as defined in the Offer to Purchase) and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 27, 2001 (or such later date as may apply in case the Offer is extended). If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to withdrawal rights as described in the Offer to Purchase.

  If any tendered Shares are not purchased pursuant to the terms and conditions of the Offer for any reason, or if stock certificates representing Shares are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer pursuant to the procedures set forth in the Offer to Purchase, such Shares will be credited to the Depositary's account at DTC) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase and must specify the name and address of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If stock certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such stock certificates, the serial numbers shown on such stock certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures.

  The receipt by a stockholder of the Company of cash for Shares pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local, or foreign tax laws. All stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

  The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided the Purchaser with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares whose names appear on the stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose name appears, or whose nominee appears, on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

  Questions and requests for assistance and requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone number set forth below and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:


                             MacKenzie Partners, Inc.
                                     [Logo]
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                        or
                          CALL TOLL-FREE (800) 322-2885

December 29, 2000